UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
VectivBio Holding AG
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)

H9060V101
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	H9060V101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Asset Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,216,763 shares (2,840,389 shares as of the date of filing) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,216,763 shares (2,840,389 shares as of the date of filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,216,763 shares (2,840,389 shares as of the date of filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 6.16% (6.29% as of the date of filing) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.	H9060V101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,216,763 shares (2,840,389 shares as of the date of filing) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,216,763 shares (2,840,389 shares as of the date of filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,216,763 shares (2,840,389 shares as of the date of filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 6.16% (6.29% as of the date of filing) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN (Individual)

CUSIP NO.	H9060V101

Item 1.

(a)	Name of Issuer
VectivBio Holding AG
(b)	Address of Issuer’s Principal Executive Offices
Aeschenvorstadt 36, 4051 Basel, Switzerland

Item 2.

(a)	Name of Person Filing
Cormorant Asset Management, LP Bihua Chen
(b)	Address of Principal Business Office or, if none, Residence

200 Clarendon Street, 52nd Floor Boston, MA 02116
(c)	Citizenship
Cormorant Asset Management, LP - Delaware Bihua Chen - United States
(d)	Title of Class of Securities

Ordinary Shares
(e)	CUSIP Number
H9060V101

CUSIP NO.	H9060V101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned***
Cormorant Asset Management, LP – 2,216,763 shares (2,840,389 shares as of the date of filing) Bihua Chen – 2,216,763 shares (2,840,389 shares as of the date of filing)

CUSIP NO.	H9060V101

(b)	Percent of Class
Cormorant Asset Management, LP – 6.16% (6.29% as of the date of filing) Bihua Chen – 6.16% (6.29% as of the date of filing)

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
Cormorant Asset Management, LP - 0 shares Bihua Chen - 0 shares
	(ii)	shared power to vote or to direct the vote
Cormorant Asset Management, LP – 2,216,763 shares (2,840,389 shares as of the date of filing) Bihua Chen – 2,216,763 shares (2,840,389 shares as of the date of filing)

	(iii)	sole power to dispose or to direct the disposition of
Cormorant Asset Management, LP - 0 shares

CUSIP NO.	H9060V101

Bihua Chen - 0 shares

(iv)	shared power to dispose or to direct the disposition of
Cormorant Asset Management, LP – 2,216,763 shares (2,840,389 shares as of the date of filing) Bihua Chen – 2,216,763 shares (2,840,389 shares as of the date of filing)

***Shares reported herein for Cormorant Asset Management, LP represent shares held for the benefit of investment funds for which Cormorant Asset Management, LP serves as the investment manager. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or her pecuniary interest therein.

The percentages reported herein with respect to the Reporting Persons’ holdings are calculated based upon a statement in the Issuer’s Prospectus Supplement dated June 14, 2022, as filed with the Securities and Exchange Commission on June 16, 2022, that there were 35,973,339 ordinary shares of the Issuer outstanding as of December 31, 2021 and that there would be 45,166,599 ordinary shares of the Issuer outstanding immediately after public offering and concurrent private placement to which the Prospectus Supplement related, without taking into account any additional ordinary shares that might be issued to the underwriters of the offering upon the exercise of their overallotment option.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

CUSIP NO.	H9060V101

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	H9060V101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 17, 2022

CORMORANT ASSET MANAGEMENT, LP
By: Cormorant Asset Management GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen